December 4, 2009

Michelle Roberts, Esq.

Office of Insurance Products

United States Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	December 3 and 4, 2009 Staff Comments to Rule 485(a) Filings for

File Nos. 333-153839 and 333-153840 (The Guardian Separate Account R)

Dear Ms. Roberts:

Thank you for your additional comments on the above-referenced filings. Following are my responses to those comments:

1.	On page 70 of the prospectus, change bullets 1, 5 and 6, as follows:

Restrict the contract owner’s ability to allocate all or a portion of a premium payment to an allocation option and/or limit transfers between allocation options;

Add, close, eliminate or substitute the allocation options that comprise each allocation model only if an underlying fund that comprises part of an allocation model becomes unavailable under this contract (e.g., closure of the fund to new investments, liquidation or merger of the fund);

Add allocation models as eligible investment options under the rider that will be available to contract owners if they choose to utilize them;

These changes will be made on page 70.

2.	Confirm that the bullets on page 70 of the prospectus will not be used to change the allocation models of contractowners who have chosen a currently available allocation model under the contract.

It is not GIAC’s intent to move contract owners out of an allocation model that they have chosen unless the contract owner provides us with specific instructions requesting a transfer. If a current contract owner makes an additional premium payment under the contract, that payment will be allocated according to the allocation model that the contract owner has previously selected.

3.	Confirm that GIAC does not intend to add allocation models as eligible investment options under the GLWB rider on a periodic basis (pursuant to bullet 6 on page 70 of the prospectus).

GIAC does not intend to add allocation models to the rider on a periodic or scheduled basis. Currently, GIAC offers three allocation models under the GLWB rider and would only offer additional models if it believed that offering an additional model would afford a contract owner with an investment opportunity that is not currently available under the rider. The contract owner would not be required to move to this new model and would only be transferred to any new allocation model if GIAC receives specific instructions from the contract owner to do so.

I trust that the responses provided above resolve the Staff comments received on December 3 and 4, 2009. Please let me know if I can provide you with any further information.

The prospectus changes detailed in this correspondence and in my correspondence dated November 30, 2009 will be incorporated into a Rule 485(b) filing that will be made on December 7, 2009.

Thank you very much for your consideration and responsiveness in regard to this filing.

Sincerely,

/s/ Stephanie Susens
Stephanie Susens
Senior Counsel
212-598-7177